Exhibit 99.2

Earnings Presentation For the year ended March 31, 2024 July 2024 1

Forward - looking Statements This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward - looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward - looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to:. our goals and strategies; our future business development, financial condition and results of operations; introduction of new product and service offerings; expected changes in our revenues, costs or expenditures; our expectations regarding the demand for and market acceptance of our products and services; expected growth of our customers, including consolidated account customers; competition in our industry; government policies and regulations relating to our industry; the length and severity of the recent COVID - 19 outbreak and its impact on our business and industry; any recurrence of the COVID - 19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID - 19 pandemic on the global economy; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors in our annual report for the year ended March 31. 2024 filed on Form 20F with the Securities and Exchange Commission. We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements. Accordingly, you should be careful about relying on any forward - looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise. 2

Who We Are Rectitude Holdings Ltd. is a Singapore - based provider of safety equipment and other industrial products, selling goods and providing solutions through a wide array of distributor networks and end markets. Our distribution network spans Singapore and is increasing throughout the Southeast Asian region including Brunei, Cambodia, Malaysia, Indonesia and Vietnam. 107 Employees 10 Strategically Located Branches Across Singapore 20+ Years of Operating History 3

Our Products • Personal protective clothing • Hand gloves • Safety footwear • Personal fall arrest systems 1 Essential Safety Equipment Items Portable Fire Extinguishers • Rubber speed humps wheel stops • Wheel chocks Traffic Products • Industrial hardware tools and electrical hardware required for construction sites Auxiliary Products 69% Safety Equipment, Extinguishers, Traffic Products 31% Auxiliary Products SALES FOR THE FISCAL YEAR ENDED MARCH 31, 2024 (1) A system used to arrest an employee in a fall from a walking - working surface, usually consisting of a body harness, anchora ge and connector 4

One - stop provider of an extensive range of products Strategically located branches across Singapore Experienced management team Strong and stable relationships with suppliers and customers • A one - stop provider for all clients’ safety needs by offering convenience and streamlining the procurement process • Provide customized products based on the needs of our customers • Network of suppliers allows for quick turnaround on all customer orders • 8 strategically located branches across Singapore • Fulfil customer product needs quickly and easily on short notice • Prompt and efficient delivery capabilities • A dedicated and experienced management team with a wealth of experience in the safety equipment industry in Singapore • 20+ years of operating history with strong and stable relationships with key suppliers and customers • Great reputation among suppliers and gain prospective customers from referral • A wide customer base from Singapore, Brunei, Cambodia, Indonesia, Malaysia and Vietnam Competitive Strengths 5

37.64 41.35 2023 2024 Revenue (S$) Years Ended March 31, 2023 and 2024 During the years ended March 31, 2024, sale of safety equipment and auxiliary products accounted for approximately 69% and 31% of the total revenue, respectively. Total revenues increased by S$3.71 million, or 9.86%, from S$37.64 million for the year ended March 31, 2023, to S$41.35 million for the year ended March 31, 2024, primarily driven by stronger customer demand for safety equipment given the increased construction activity within the Company’s markets. . Financials - Revenue 6 69% 31% Revenue by sales categories For the Year ended March 31, 2024

Net income for the year decreased by S$0.57 million, or approximately 14.6%, from S$3.93 million for the year ended March 31, 2023, to S$3.36 million for the year ended March 31, 2024. For the years ended March 31, 2023 and 2024, our gross profits were S$12.14 million and S$14.71 million, respectively, and our gross profit margins were approximately 32.25% and 35.57%, respectively. Our gross profit increased by S$2.57 million, primarily due to a more favorable product mix and improved efficiencies. Our gross profit margin improved by approximately 3.32% primarily due to a more favorable product mix and improved efficiencies. Financials – Net Income & Profit 7 3.93 3.36 2023 2024 S$ Million Net income and comprehensive income (S$) For the Years Ended March 31, 2023 and 2024 $12.14 $14.71 32.25% 35.57% 30.0% 31.0% 32.0% 33.0% 34.0% 35.0% 36.0% $8.00 $10.00 $12.00 $14.00 $16.00 2023 2024 S$ Million Gross Profit and Gross Profit Margin For the Years Ended March 31, 2023 and 2024 Gross Profit Gross Profit Margin

Financials - Adjusted EBITDA 8 Adjusted EBITDA increased by S$0.22 million, to S$6.37 million for the year ended March 31, 2024 from S$6.15 million for the year ended March 31, 2023. Adjusted EBITDA margin decreased by 93 bps to 15.4% for the year ended March 31, 2024. The increase in Adjusted EBITDA was driven by an increase in amortization of right - of - use assets and one - time costs related to the Company’s IPO. S$6.15 S$6.37 16.33% 15.40% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 2023 2024 S$ Million Adjusted EBITDA and Adjusted EBITDA Margin For the Years Ended March, 31 2023 and 2024 Adjusted EBITDA Adjusted EBITDA Margin

Outlook 9 “We look forward to another auspicious year of growth and strong operating performance for Rectitude . Upon completing our IPO, we have raised sufficient capital to fund our growth and begin executing our long - term strategic plan . We will continue to invest in expanding our branches and developing new product offerings to meet the enhanced demand for worker safety within the Southeast Asian markets we serve . We maintain our focus on the core principles that have guided our Company for more than 25 years as we drive our performance to new heights . ” - Mr . Jian Zhang, Chairman, Chief Executive Officer, and Executive Director

10 Rectitude Investor Relations Email: ir@rectitude.com.sg Jackson Lin Lambert Global Phone: +1 (646) 717 - 4593 Email: jlin@lambert.com